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Every dollar raised in this campaign is invested in bringing Duquesne back to where it belongs, at the top!

If you decide to join us, and I hope you decide to join us, you're not just writing a check. You will become an important part of my team, which is working hard to bring a 127-year-old American icon into its next exciting chapter.

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INVEST NOW

Our campaign is live right now on the Wefunder platform.

Minimum investments start small enough that anyone can participate. This is the beautiful part of it, that large or small can join the team, not just my team, but our team, because together we own a piece of "An American Original".

If you have any questions about this campaign, the business, or anything else, just reply to this email. I read every message that comes into my inbox.

Together, let's "Grab A Duke!"

Bill Clevenger
President, Brew Nation/The Duquesne Brewing Company

No longer want to receive these emails? Unsubscribe.
Duquesne Brewing Company is a wholly-owned subsidiary of Brew Nation LLC
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

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